OUTBOUND COMMUNICATION:

Subject: Now YOU can invest in ReCapturit!

Greetings,

Although the legal language we're required to include is a little dull, the news itself is extremely exciting. I'm happy to be able to share it with you. (As well as anyone you'd like to forward this message to).

ReCapturit.com will be conducting a Regulation Crowdfunding raise on WeFunder.com. We will be in touch when the investment round is open.

ReCapturit is the online marketplace built exclusively for architectural salvage and recaptured building materials.

Additional information can be found at https://wefunder.com/recapturitinc/

Thank you for reading.

Sincerely,
YOUR NAME

Required Disclosure:

ReCapturit Inc. is conducting an offering pursuant to Section 4(a)(6) of the Securities Act, with WeFunder.com, through which the offering is being conducted. Potential investors should visit the WeFunder.com platform for more information.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

ReCapturit Inc.
3524 Silverside Rd STE 35B
Wilmington, DE 19810
https://ReCapturit.com

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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